SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF nº 01.545.826/0001-07 NIRE 35.300.147.952	Construtora Tenda S.A. CNPJ/MF nº 71.476.527/0001-35 NIRE 35.300.348.206

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa”) and Construtora Tenda S.A. (“Tenda”), in addition to the Material Facts disclosed by Gafisa on August 16 and on September 26, 2016, jointly inform that:

Gafisa’s Board of Directors received a proposal from Jaguar Growth Asset Management, LLC for the acquisition of Tenda’s shares. As an alternative to the Offering (which application for registration was cancelled on December 13, 2016, as disclosed in the respective Material Fact), and in order to maximize value to its shareholders, Gafisa’s Board of Directors determined to the Company's management that, negotiations regarding the terms and conditions of such proposal should be continued, without prejudice to the preemptive rights of the Company’s shareholders as stated in Article 253 of Law 6.404/76 (“Preemptive Rights”).

As negotiations advanced, Jaguar Real Estate Partners, LP, an affiliate of Jaguar Growth Asset Management, LLC ("Jaguar"), entered into a purchase and sale agreement ("Agreement") for the sale of shares of up to 30% of the shares issued by Tenda ("Shares"), for Jaguar or one of its affiliates, in a private transaction which values Tenda at R$539,020,000.00 million, at the price of R$8.13 per Share ("Price per Share"), subject to the verification of certain precedent conditions, among which the following are highlighted:

(i)    The reduction of Tenda's capital stock, without cancellation of shares, with a refund to Gafisa, currently its sole shareholder, of R$100.0 million adjusted based on the SELIC rate, being: (a) R$50.0 million with settlement by December 31, 2018; and (b) the balance to be paid by December 31, 2019, with the possibility of prepayment due to certain financial covenants provided for in the Agreement;

(ii)   The reduction of Gafisa's capital stock, through restitution, to its shareholders of shares corresponding to 50% of Tenda's capital stock; and

(iii)  The conclusion of the proceedings related to the exercise by Gafisa shareholders of their preemptive rights for the acquisition of Shares, at the Price per Share under the terms of Article 253, I, of Law 6.404/76. (a) In addition to the Shares, Gafisa will offer its shareholders additional shares corresponding to 20% of Tenda's capital stock; and (b) if, after the exercise of the Preemptive Rights, there are less than 20% of Shares issued by Tenda available for acquisition by Jaguar, Jaguar shall not be obliged to acquire them and the transaction will move forward with the shareholders that exercised the Preemptive Rights.

The Agreement also contains statements and guarantees and indemnification obligations typical of operations of this nature, which may generate future obligations to indemnify the parties.

Detailed information about the corporate events described in this material fact, including the procedures for the exercise of the Preemptive Rights by Gafisa shareholders, will be included in the respective management proposals that will accompany the calls to the general shareholders' meetings, which are expected to be completed by the end of the first half of 2017.

São Paulo, December 14, 2016.

Gafisa S.A. André Bergstein CFO and Investor Relations Officer	Construtora Tenda S.A. Felipe David Cohen CFO and Investor Relations Officer

Pursuant to CVM Rule nº 358/2002, as amended and Conduct Handbook for Disclosure and Use of Information and Trading Policy of Securities Issued by Gafisa S.A., this Material Fact will be released in the following websites: www.cvm.gov.br, www.gafisa.com.br/ri, and http://economia.estadao.com.br/fatos-relevantes/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer